UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65678

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Glen Eagle Wealth, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4422c NJ Route 27
(No. and Street)

Kingston	NJ	08528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick O'Boyle	609-631-8231	poboyle@gleneagleadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole',Krantz and Goldfarb, LLC
(Name – if individual, state last, first, and middle name)

185 Crossways Park Dr	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12-14-2004	02107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Michel _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Glen Eagle Wealth, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Susan A. Michel_

Title: _CEO_

Kathleen M Karkos

Notary Public

KATHLEEN M KARKOS
Commission # 2432271
Notary Public, State of New Jersey
My Commission Expires
April 08, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Glen Eagle Wealth, LLC

**<u>Report on Audit of Financial Statements</u> <u>and</u>
<u>Supplementary</u> <u>Information</u> <u>Confidential</u>
<u>Pursuant</u> <u>to Rule 17a-5 of</u> <u>the Securities</u>
<u>Exchange Act of 1934</u>**

December 31, 2025

Glen Eagle Wealth, LLC
Table of Contents
December 31,2025

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Glen Eagle Wealth, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glen Eagle Wealth, LLC as of December 31, 2025, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Glen Eagle Wealth, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Glen Eagle Wealth, LLC's management. Our responsibility is to express an opinion on Glen Eagle Wealth, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Glen Eagle Wealth, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) have been subjected to audit procedures performed in conjunction with the audit of Glen Eagle Wealth, LLC's financial statements. The supplemental information is the responsibility of Glen Eagle Wealth, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as Glen Eagle Wealth, LLC's auditor since 2019.

Woodbury, New York
February 25, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com

Glen Eagle Wealth, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	250,305
Deposits held at clearing brokers		275,000
Due from brokers		166,395
Receivables from clearing organizations		58,025
Other receivables		22,350
Receivable from affiliate		72,350
Prepaid expenses		35,340
Total assets	$	879,765

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	124,034
Total liabilities		124,034
Member's equity		755,731
Total liabilities and member's equity	$	879,765

The Notes to the Financial Statements are an integral part of these financial statements.

Confidential

Glen Eagle Wealth, LLC
Statement of Income
Year Ended December 31, 2025

Revenues		
Commissions	$	889,015
Investment company fees		776,090
Riskless principal income		10,662
Client referral fees		4,584
Interest		269,184
Other		44,109
		1,993,644
Expenses		
Compensation and benefits	$	762,139
Commissions to brokers		876,328
Floor brokerage, clearing and exchange fees		177,193
Communications and technology		199,138
Professional fees		105,868
General and administrative		121,022
Occupancy costs		30,502
		2,272,190
Net loss	$	(278,546)

The Notes to the Financial Statements are an integral part of these financial statements.

Glen Eagle Wealth, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2025

Member's equity January 1, 2025	$ 1,154,276
Member withdrawals	(120,000)
Net loss	(278,546)
Member's equity December 31, 2025	$ 755,730

The Notes to the Financial Statements are an integral part of these financial statements.

Glen Eagle Wealth, LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:	
Net loss	$ (278,546)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	
Changes in operating assets and liabilities:	
Receivables from clearing organizations	141,832
Receivables from brokers	309,285
Receivable from others	46,725
Receivable from affiliate	146,732
Prepaid expenses	78
Accounts payable and accrued expenses	(220,014)
Total adjustments to net income	424,638
Net cash provided by operating activities	146,092
Cash flows from financing activities:	
Payment of equity distribution	(120,000)
Net cash used in financing activities	(120,000)
Net increase in cash and cash equivalents	26,092
Cash and cash equivalents - beginning of year	224,213
Cash and cash equivalents - end of year	$ 250,305

The Notes to the Financial Statements are an integral part of these financial statements.

1. Organization and Business

Glen Eagle Wealth, LLC ("GEW") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002, for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). GEW is also a member of the Municipal Securities Rulemaking Board ("MSRB"). On October 31, 2018, Glen Eagle Wealth, LLC consummated the purchase of CFT Securities, LLC ("CFT") a privately owned fully disclosed securities broker dealer registered with the SEC, FINRA, and the MSRB. CFT continues to operate as a separate business unit as part of Glen Eagle Wealth, LLC (the "Company"). Both Glen Eagle Wealth and Glen Eagle Advisors operate and remain as wholly owned subsidiaries of Glen Eagle Investments, Inc.

The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or customer securities and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as defined by such rules, are carried by the clearing firms. Pershing, LLC ("Pershing") and National Financial Services, LLC ("NFS") are the Company's clearing brokers.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 25, 2026, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

The Company considers amounts held in bank accounts and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

Receivables from Clearing Organizations and Brokers

Receivables consist primarily of commissions earned as an introducing broker dealer. Periodically, the Company evaluates its receivables and establishes an allowance for credit losses, if necessary, based on credit conditions. On December 31, 2025, no allowance was required for the outstanding receivable.

Confidential

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition

The amount of revenues recognized is specified in contracts with its clients. Revenue is recognized in the following manners: (1) when an obligation is satisfied over time as the services are performed or (2) at a point in time as the services are performed as follows:

Transaction Based Revenues

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers on a fully disclosed basis. Riskless principal income is generated from fixed income transactions executed on behalf of customers with other broker dealers to which the Company may earn a markup / mark down credit. Commissions, riskless principal income, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Generally, the securities transactions settle within 1-3 business days depending upon the security transacted and related commissions or sales credits are collected. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Client Fee Revenues

Client fees revenues consist of net interest revenue, investment product and referral management fees and are based mainly on customer balances and prevailing rates. The Company's performance obligation with respect to net interest revenues is satisfied over time as client's accounts are held with the Company's clearing brokers. The Company receives a portion of the interest earned on margin balances, securities loaned and borrowed transactions, and interest earned on customer credit balances by its clearing brokers from the Company's introduced clients. Such interest is accrued as earned and recorded under revenues as interest on the statement of income. Investment Company Fee revenue consists of revenues earned and recorded over time on client assets and products in money market funds, mutual funds, insurance products, and other similar investment products. Generally, and unless specifically agreed to, investment company revenues are collected on a monthly or quarterly basis.

The Company also earns investment company fees through referral and asset-based programs on its introduced customer assets by independent contractors and outside advisers. Such revenues are based on specified revenue sharing rates applied to the customer's average daily balances. Referral fees are earned over time.

Mutual fund service fees include shareholder service fees and Rule 12b-1 service and distribution fees. Shareholder service fees are earned on the introduced Company customer assets. The fees earned are based on specified rates applied over the average daily net asset value of eligible shares held. Shareholder service fees are earned over time and are collected on a monthly or quarterly basis.

ASC 606, "Revenue From Contracts With Customers" was adopted by the Company. ASC 606 provided a revenue standard and single model for entities to use in U.S. GAAP for revenue recognition arising from contracts with customers while expanding the disclosure requirements associated with such revenue recognition.

2. Summary of Significant Accounting Policies (continued)

The revenue standard provides specific guidelines that are applied in the recognition of revenue as follows:

1. The identification of a contract with a customer (in writing or orally)
2. The identification of performance obligations in the contract
3. The determination of the transaction price
4. The ability to allocate the transaction price to the performance obligation(s) In the contract
5. The overall recognition of revenue when (or as) performance obligation(s) have been met.

The adoption of ASC 606 did not have a material impact on the Company's financial condition, results, or cash flows as the satisfaction of performance obligations is materially consistent with the Company's previous revenue and expense recognition policies.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

The Company is a single member limited liability company and not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

3. Property and Equipment

Property and equipment consist of office furniture and computer equipment and stated at cost and are depreciated using the straight-line method over the estimated useful lives of five or seven years. As of December 31, 2025, all property and equipment were fully depreciated.

4. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

4. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk (continued)**

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary. At times throughout the year the Company may maintain balances in excess of FDIC limits.

5. **Right-Of-Use Asset and Liability and Commitments**

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use-assets.

The Company shares office space at a location in New Jersey with a related party, Glen Eagle Advisors, LLC, the lessee of the property, under an expense sharing agreement. The Company contends that this arrangement does not meet the criteria of ASU 2016-02.

The total combined rent expense was $ 27,261 for the year ending December 31, 2025 and is reflected in occupancy costs in the statement of income.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $ 622,534 which was $ 610,131 in excess of its required net capital of $ 8,269. The Company's aggregate indebtedness to net capital ratio was 0.1992 to 1.

7. **Related Parties**

   The Company has a related party receivable balance with its registered investor affiliate, Glen Eagle Advisors, LLC, a related party through common ownership under an expense sharing agreement. In addition, throughout the year, transfers of working capital have been made between the Company and the registered investment affiliate. The management of the Company is an owner/manager of this affiliated company that owes the Company $ 72,350 as of December 31, 2025. The affiliate intends to repay the full amount from either future profits of the affiliate or capital contributions from its members and, accordingly, the Company believes that no allowance for uncollectability is required as of December 31, 2025. The outstanding amount reflected is non-interest bearing.

8. **Reportable Segments**

   The Company is a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Equities, Options, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance Products. The Company has identified its President as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. The CODM reviews excess net capital, which is not a measure of profit and loss, to make operational and financial decisions such as whether to make capital distributions or capital investments while maintaining regulatory capital at a proper operating level. The Company's operations consist of two operating divisions which are combined into a single reportable segment. The accounting policies used to measure profit and losses of the segment are the same as those described in the summary if significant accounting policies.

9. **Exemption from Rule 15c3-3**

   The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).

10. **Risks and Concentration**

    The Company has one client relationship which represents approximately 24% of the Company's gross revenues for the year ended December 31, 2025.

11. **Deposits Held at Clearing Brokers**

    At December 31, 2025, the Company has $ 275,000 deposited with its clearing brokers. Under the terms of the clearing agreements with its clearing brokers, the Company must maintain a balance of $ 25,000 with Pershing, LLC ("Pershing") and $ 250,000 with National Financial Services, LLC ("NFS").

12. **Commitments and Contingencies**

    As a regulated securities broker-dealer, from time to time the Company may be involved in legal proceedings and regulatory audits. The Company is not currently involved in any ongoing regulatory audits or legal proceedings.

Glen Eagle Wealth, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

Computation of net capital

Member's equity	$	755,731
Less non-allowable assets		(130,072)
Net capital before haircuts		625,659
Less Haircuts on Securities		(3,125)
Net capital	$	622,534

Aggregate indebtedness- accounts payable and accrued expenses	$	124,034

Computation of basic net capital requirement

Minimum net capital required (greater of $ 5,000 or 6-2/3% of aggregate indebtedness)	$	8,269
Excess net capital	$	614,265
Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital capital requirement	$	610,131
Percentage of aggregate indebtedness to net capital		19.92%

The Notes to the Financial Statements are an integral part of these financial statements.

Glen Eagle Wealth, LLC
Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2025

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2025:

Net capital as reported in Company's Part II (Unaudited) Focus report	$	609,099
Reduction in non-allowable assets from netting with related payables		14,571
Increase in accrued expenses		(1,136)
Net capital computation contained herein	$	622,534

Reconciliation of Net Capital per Audited Financial Statements to Net Capital Reported in Part II of Form X-17A-5 (FOCUS) as of December 31, 2025

The Notes to the Financial Statements are an integral part of these financial statements.



Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Glen Eagle Wealth, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Exemption Provisions of SEC Rule 15c3-3, in which (1) Glen Eagle Wealth, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Glen Eagle Wealth, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Glen Eagle Wealth, LLC stated that Glen Eagle Wealth, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Glen Eagle Wealth, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glen Eagle Wealth, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 25, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com



Glen Eagle Wealth

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Glen Eagle Wealth, LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to the best of our knowledge and belief:

(1.)   the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k) (2) (ii), and

(2.)   for the reporting period January 1, 2025 through December 31, 2025, the Company has met the identified exemption provision without exception.

Glen Eagle Wealth, LLC

J Patrick O'Boyle

Patrick O'Boyle

Financial Principal and Chief Compliance Officer

Glen Eagle Wealth, LLC

Confidential



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Glen Eagle Wealth, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Glen Eagle Wealth, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 25, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
GLEN EAGLE WEALTH LLC	8-65678

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 1,993,638.00
2	Additions:			
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
b	Net loss from principal transactions in securities in trading accounts.			
c	Net loss from principal transactions in commodities in trading accounts.			
d	Interest and dividend expense deducted in determining item 1.			
e	Net loss from management of or participation in the underwriting or distribution of securities.			
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
g	Net loss from securities in investment accounts.			
h	Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3	Add lines 1 and 2h			$ 1,993,638.00
4	Deductions:			
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		$ 979,938.00	
b	Revenues from commodity transactions.			
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 114,530.00	
d	Reimbursements for postage in connection with proxy solicitations.			
e	Net gain from securities in investment accounts.			
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
h	Other revenue not related either directly or indirectly to the securities business.			
	Deductions in excess of $100,000 require documentation			
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 113,603.00		
c	Enter the greater of line 5a or 5b		$ 113,603.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,208,071.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 785,567.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 1,178.00
9	Current overpayment/credit balance, if any	$ 2.00

10	General assessment from last filed 2025 SIPC-6 or 6A		$ 653.00	
11	**a** Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 653.00		
	d Add lines 11a through 11c		$ 653.00	
12	**LESSER** of line 10 or 11d.			$ 653.00
13	**a** Amount from line 8		$ 1,178.00	
	b Amount from line 9		$ 2.00	
	c Amount from line 12		$ 653.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 523.00
14	Interest (see instructions) for ___0___ days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 523.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-65678	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	GLEN EAGLE WEALTH LLC 4422C ROUTE 27 P.O. BOX 399 KINGSTON, NJ 08528-0399		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GLEN EAGLE WEALTH LLC	PATRICK OBOYLE
(Name of SIPC Member)	(Authorized Signatory)
2/6/2026	poboyle@gleneagleadv.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.